Filed by Exxon Mobil Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: XTO Energy Inc.
(Commission File No.: 1-10662)

ExxonMobil-XTO Agreement
ExxonMobil Background Information

Agreement

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The agreement brings together two highly complementary organizations whose combined strengths will deliver strong shareholder value and open new opportunities for the production of clean-burning natural gas.

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Under the terms of the agreement, approved by the boards of directors of both companies, ExxonMobil has agreed to issue 0.7098 common shares for each common share of XTO.  This represents a 25 percent premium to XTO stockholders. The transaction value includes $10 billion of existing XTO debt and is based on the closing share prices of ExxonMobil and XTO on December 11, 2009.

•	We have no current plans to dispose of any assets. However, we have an ongoing asset management process by which we continually evaluate all assets.

•	Completion of the transaction is expected in the second quarter of 2010.

•	The transaction is structured as a tax-free exchange of shares.

•	We expect the agreement to be accretive to production growth and cash flow.

•	Depending on the market price for gas, it is not likely to be accretive to near-term earnings per share and may be dilutive.

•	Legally, the agreement is structured as a merger.

Natural Gas

•	This agreement is good news for the United States as it will help produce more of America’s own clean-burning natural gas, which brings with it innovation, technology, investment and jobs.

•	ExxonMobil’s Energy Outlook indicates that gas will grow more rapidly than any other major energy source given its availability and relatively low carbon profile.

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We believe gas is the fuel of choice for power generation where it will increasingly replace coal. Natural gas produces fewer greenhouse gas emissions than other electrical-generation fuels, such as coal.

•	Technological advances have allowed industry to define 80 to 100 years of natural gas resource in the U.S. at current production rates.

Evaluating Opportunities

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The agreement has resulted from an ongoing, disciplined evaluation of timely investment opportunities to create value for shareholders. It is consistent with ExxonMobil’s business model, which is focused on sustainable, long-term value creation.

•	ExxonMobil’s primary focus is on maximizing value for our shareholders. We are interested in the best oil and gas opportunities.

•	All of our projects are evaluated on their own merits. This deal does not preclude any other opportunities.

•	We are constantly monitoring potential opportunities that can add value for shareholders.

•	We believe we are well positioned should further good opportunities present themselves.

Credit Rating / Debt

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While ratings decisions are ultimately made by rating agencies, our approach to this transaction is consistent with financial principles underlying ExxonMobil’s long-standing AAA rating and superior access to financial markets.

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As an all-share transaction, there will be no new acquisition debt or use of cash associated with the agreement. ExxonMobil’s consolidated balance sheet will reflect the debt currently on XTO’s balance sheet but it will not make an appreciable change in ExxonMobil’s all-in leverage ratio, which is a key metric for the rating agencies.

•	Regarding potential debt repayment, we will do a complete analysis of our options using our long-standing principles of focusing on shareholder value and maintaining a conservative capital structure.

Share Repurchase Program

•	Investing wisely in attractive energy opportunities is our first priority.

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When we have paid our expenses, paid taxes to governments and invested in all of the projects that meet our investment criteria, we pay a dividend and where appropriate, return cash to our shareholders through buybacks so that they can redeploy it in the economy.

•	We are not going to speculate on future share repurchase plans.

•	Under SEC rules, we are precluded from repurchasing shares during XTO’s proxy solicitation period.

Accounting and Debt

•	We will account for this transaction as a purchase, consistent with US GAAP rules.

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US GAAP requires the asset and liabilities acquired to be recognized at fair value. The difference between the fair value of the assets and liabilities, associated deferred taxes and the purchase price is recognized on the books as Goodwill.

•	Pro-forma financials are not required. In the first period after closing, combined financial results will be provided.

•	We expect that the principal and interest obligations to the holders of XTO bonds will continue to be honored after the transaction closes.

Hedging

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The XTO business model used hedging to ensure more stable, predictable cash flow.  This is a reasonable and common practice for smaller companies. Given ExxonMobil’s financial strength and diverse portfolio, this will not be necessary.

XTO

•	XTO is a leading U.S. unconventional natural gas producer and has large, high-quality resources, strong technical capabilities, operating expertise and highly skilled employees.

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It was founded in 1986, is headquartered in Fort Worth Texas and has approximately 3,000 employees, all in the United States. About one-third are in Fort Worth and the remainder are in the field or in district offices.

XTO Production & Resource Base

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XTO’s resource base is the equivalent of 45 trillion cubic feet of gas. Proved reserves are the equivalent of 13.9 trillion cubic feet (2.3 billion oil equivalent barrels). Gas represents over 80 percent of XTO’s production and reserves.

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XTO is a top gas producer in the United States and currently produces about 2.4 billion cubic feet per day (Q3-09 total). That represents approximately four percent (4.2%) of current daily U.S. natural gas production (57 BCFD Q3-09).

•	XTO has a proven ability to profitably grow production and reserves. XTO has averaged more than 20 percent growth in annual production since 1993.

•	XTO’s portfolio is largely unconventional and includes tight gas, shale gas, coal bed methane and shale oil. It is geographically focused in all the major U.S. unconventional plays.

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XTO has a shale gas position in the Barnett shale in North Texas, Haynesville in East Texas and western Louisiana, Woodford and Fayetteville in Oklahoma and Arkansas respectively, and Marcellus shale in Pennsylvania and West Virginia. XTO has a tight gas position in the Freestone Trend in East Texas and in the Uinta Basin in the Rockies.  Also in the Rockies, they hold tight gas and coal bed methane acreage in the San Juan- Raton Basin.

•	XTO produces shale oil from the Bakken Shale in the Williston Basin in Montana and North Dakota.

ExxonMobil Resource Base

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ExxonMobil’s resource base of the equivalent of 72 billion barrels of oil is geographically diverse. Proved reserves are 22.8 billion oil equivalent barrels.  Unconventional gas currently makes up about seven percent.

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ExxonMobil’s current U.S. natural gas production is about 1.3 billion cubic feet of gas per day (Q3-09) or about two percent (2.2%) of daily U.S. natural gas production (57 BCFD Q3-09). Worldwide, ExxonMobil produces about 8.7 billion cubic feet per day.

Combined ExxonMobil and XTO Resources

•	XTO’s assets will complement ExxonMobil’s U.S. unconventional holdings in Piceance and Marcellus, as well as the Horn River Basin in Canada and acreage in Germany, Poland, Hungary and Argentina.

•	When combined with XTO’s production, ExxonMobil will produce about six percent (3.7 BCFD or 6.4%) of current U.S. daily natural gas production (57 BCFD).

•	When combined, ExxonMobil’s total natural gas volumes are expected to represent approximately 45 percent of ExxonMobil’s total production, slightly higher than today’s mix.

•	When combined, ExxonMobil’s unconventional resource portfolio will contain nearly 8 million acres worldwide. This does not include our very large heavy oil assets.

XTO Employees

•	XTO has expertise in tight gas, shale gas, shale oil and coal bed methane.

•	XTO’s employees are very important to the success of this agreement. They bring the ability to enhance our global operations through the vast experience they have gained in domestic operations.

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While we of course will look for efficiencies, that is not what is driving this agreement. XTO’s employees are recognized for their technical excellence and will be critical in the success of this global unconventional resource organization. Our intention is to retain most of XTO’s employees.

Combined ExxonMobil and XTO Capabilities

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Following closure of the transaction, our plan is to establish a new ExxonMobil organization to manage global development and production of unconventional resources. It will be based in Fort Worth in XTO’s current offices.

•	The new organization will build on the strengths of both companies. It will be a global functional company designed to manage our quality unconventional portfolio.

•	The new organization should enable the rapid development and deployment of technologies and operating practices across our global portfolio to maximize resource value.

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XTO’s skills and capabilities when combined with ExxonMobil’s advanced R&D and operational capabilities, global scale and financial capacity, should enable development of additional supplies of unconventional oil and gas resources, benefiting consumers both here in the United States and around the world.

Safety, Health and Environmental Issues

•	ExxonMobil is committed to safety, environmental protection and efficiency and will employ those corporate values in the development of these resources.

About ExxonMobil

ExxonMobil, the largest publicly traded international oil and gas company, uses technology and innovation to help meet the world’s growing energy needs. ExxonMobil holds an industry-leading inventory of resources, is the largest refiner and marketer of petroleum products, and its chemical company is one of the largest in the world. For more information, visit www.exxonmobil.com.

About XTO

XTO is a domestic oil and natural gas producer engaged in the acquisition, exploitation and development of quality, long-lived oil and natural gas properties in the United States.  Its properties are concentrated in Texas, New Mexico, North Dakota, Pennsylvania, West Virginia, Arkansas, Oklahoma, Kansas , Wyoming, Colorado, Utah, Louisiana and Montana. For more information, visit www.xtoenergy.com.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  ExxonMobil will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of XTO that also constitutes a prospectus of ExxonMobil.  ExxonMobil and XTO also plan to file other documents with the SEC regarding the proposed agreement.  A definitive proxy statement/prospectus will be mailed to stockholders of XTO. INVESTORS AND SECURITY HOLDERS OF XTO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about ExxonMobil and XTO, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ExxonMobil will be available free of charge on ExxonMobil’s internet website at www.exxonmobil.com under the tab "investors" and then under the tab "SEC Filings" or by contacting ExxonMobil’s Investor Relations Department at 972-444-1156. Copies of the documents filed with the SEC by XTO will be available free of charge on XTO’s internet website at www.xtoenergy.com under the tab "Investor Relations" and then under the tab "SEC Filings" or by contacting XTO’s Investor Relations Department at 817-870-2800.

ExxonMobil, XTO, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of XTO in connection with the proposed transaction. Information about the directors and executive officers of XTO is set forth in its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 17, 2009.  Information about the directors and executive officers of ExxonMobil is set forth in its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 13, 2009.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this document relating to future plans, projections, events or conditions are forward-looking statements.  Actual results could differ materially as a result of a variety of risks and uncertainties, including: the timing to consummate the proposed agreement; the risk that a condition to closing of the proposed agreement may not be satisfied; the risk that a regulatory approval that may be required for the proposed agreement is not obtained or is obtained subject to conditions that are not anticipated; ExxonMobil’s ability to achieve the synergies and value creation contemplated by the proposed agreement; ExxonMobil’s ability to promptly and effectively integrate XTO’s businesses; and the diversion of management time on agreement-related issues.  Other factors that could materially affect ExxonMobil’s and XTO’s actual results, including project plans, costs, timing, and capacities; capital and exploration expenditures; and share purchase levels, include:  changes in long-term oil or gas prices or other market or economic conditions affecting the oil and gas industry; completion of repair projects as planned; unforeseen technical difficulties; political events or disturbances; reservoir performance; the outcome of commercial negotiations; wars and acts of terrorism or sabotage; changes in technical or operating conditions; and other factors discussed under the heading “Factors Affecting Future Results” available through the "investors" section on ExxonMobil’s website, in

Item 1A of ExxonMobil's 2008 Form 10-K and in Item 1A of XTO's 2008 Form 10-K.  No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of ExxonMobil or XTO.  Neither ExxonMobil nor XTO assumes any duty to update these statements as of any future date.  References to quantities of oil or natural gas may include amounts that ExxonMobil or XTO believe will ultimately be produced, but that are not yet classified as “proved reserves” under SEC definitions.